Exhibit 5.2

Luther S.A.

Société anonyme inscrite au barreau de Luxembourg

R.C.S. Luxembourg : B 195777

1B, Heienhaff
L-1736 Senningerberg

Tel.	+352 27484 1
Fax	+352 27484 690
www.luther-lawfirm.com luxembourg@luther-lawfirm.com

DH Europe Finance S.A.

1B Heienhaff

L-1736 Senningerberg

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

Luxembourg, 8 July 2015

Dear Sirs,

We are acting as special Luxembourg legal counsel to DH Europe Finance S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 1B Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B 197470 (the “Company”) in connection with the issuance by the Company of EUR 500,000,000 aggregate principal amount of floating rate senior notes due 2017, EUR 600,000,000 aggregate principal amount of 1.000 % senior notes due 2019, EUR 800,000,000 aggregate principal amount of 1.700 % senior notes due 2022 and EUR 800,000,000 aggregate principal amount of 2.500 % senior notes due 2025 (collectively, the “Notes”). The Notes will be fully and unconditionally guaranteed by Danaher Corporation (“Danaher”) (all such guarantees and Notes, collectively the “Securities”).

The Securities are being issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of 1 July 2015, entered into among the Company, Danaher, and the underwriters named therein. The Securities will be issued pursuant to an indenture (the “Base Indenture”) entered into among the Company, Danaher, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee, and a supplemental indenture (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) dated as of 8 July 2015 entered into among the Company, Danaher, and The Bank of New York Mellon Trust Company, N.A., as trustee. Danaher filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (File No. 333-203948) under the

Securities Act of 1933, as amended (the “Securities Act”), on May 7, 2015, and Danaher and the Company filed with the Commission a Post-Effective Amendment No. 1 to the Registration Statement (as so amended, the “Registration Statement”) on Form S-3 (File No. 333-203948) under the Securities Act, on June 15, 2015, and the prospectus dated June 15, 2015, as supplemented by the preliminary prospectus supplement dated June 16, 2015 (the “Preliminary Prospectus Supplement”), and the final prospectus supplement dated 1 July 2015 (the “Prospectus Supplement”).

We want to stress that we do not represent ourselves to be familiar with any laws other than the laws of the Grand Duchy of Luxembourg (“Luxembourg Law”) and, in giving this opinion, we assume that there does not exist any provision in other law affecting our opinion.

The opinions expressed below are limited to Luxembourg Law currently in effect. We have made no investigation of the laws of any jurisdiction outside Luxembourg as a basis for this opinion and do not express or imply any opinion with respect to the matters governed by or to be determined on the basis of any such laws outside Luxembourg.

I.	Documentation:

In connection with this opinion, we have seen the following documents:

A.	a copy of the articles of association of the Company dated 2 June 2015 (the “Articles of Association”);

B.	a copy of the resolutions of the board of directors of the Company on 7 July 2015 (the “Board Resolutions”);

C.	an excerpt of the Luxembourg Trade and Companies Register related to the Company dated 7 July 2015 (the “Excerpt”);

D.	an executed copy of the Indenture;

E.	an executed copy of the Underwriting Agreement; and

F.	a copy of the Securities as described and set forth in the Indenture.

The documents listed under items A. to C. are together referred to as the “Corporate Documents”.

The documents listed under items D. to F. are together referred to as the “Opinion Documents”.

Except as stated above, we have not, for the purposes of this opinion, examined any contracts, deeds, instruments or other documents relating to the Opinion Documents or entered into by or affecting any party to any such contracts, deeds, instruments or documents, or any corporate records of any such party, save that with respect to the Company, we have reviewed the Corporate Documents and have not made any other enquiries concerning such parties. In particular, but without limitation, we have not investigated whether any such parties will, by reason of the transaction contemplated by the Opinion Documents (and any document in connection therewith), be in breach of any of its obligations under any such contracts, deeds, instruments or documents.

II.	Assumptions:

For purposes of this opinion we assumed each of the following without any further verification:

A.	that the different parties to the Opinion Documents (other than the Company) are duly incorporated and organised, validly existing under the laws of their respective place of incorporation and all other applicable laws and are capable of evaluating and understanding (on their own behalf or through independent professional advice), and understand and accept the terms, conditions and risks (whether financial, tax, accounting, regulatory or otherwise) of the Opinion Documents;

B.	that all factual matters and statements relied upon or assumed herein were true and complete on the date of execution of the Opinion Documents;

C.	that the central administration (administration centrale), the principal place of business (principal établissement) and (for the purposes of the Council regulation (EC) N°1346 /2000 of 29 May 2000 on insolvency proceedings, as amended (the “EU Insolvency Regulation”)) the centre of main interests (centre des intérêts principaux) of the Company is located at the place of its registered office (siège statutaire) in Luxembourg and that the Company has no establishment (as such term is defined in the EU Insolvency Regulation) outside Luxembourg and that no parties to the Opinion Documents (other than the Company) have their principal place of business, their main interest or any other establishment in Luxembourg;

D.	the genuineness of all signatures, stamps and seals and that the persons purported to have signed have in fact signed;

E.	the conformity to the originals of the documents supplied to us as certified or photostatic copies, the authenticity of the originals of such documents as well as the accuracy, authenticity, completeness and up to dateness of all documents submitted to us;

F.	the due authorisation, execution and delivery of the Opinion Documents by all the parties thereto under all applicable laws (other than the Company under Luxembourg Law) as well as the power, authority and legal right of all the parties thereto under all applicable laws (other than the Company under Luxembourg Law) to enter into, execute, deliver and perform their respective obligations under the Opinion Documents;

G.	that the execution, delivery and performance by each of the parties to the Opinion Documents (other than the Company) is legal, valid, binding and enforceable against them under the laws of their place of incorporation or organisation and under all other applicable laws and have been and remain duly approved and authorised by all necessary corporate, partnership, governmental and other action in accordance with their respective constitutive documents, the laws of their respective places of incorporation or organisation and all other applicable laws;

H.	that all obligations under the Opinion Documents are valid, legally binding upon, validly perfected where required, and enforceable against, the respective parties to the Opinion Documents as a matter of all relevant laws (other than Luxembourg Law) most notably the expressed governing law, and that the choice of such governing law is valid and enforceable as a matter of all applicable laws (other than Luxembourg Law), and that there is no provision of the laws of any jurisdiction (other than Luxembourg) that would have a negative bearing on the foregoing;

I.	that the parties to the Opinion Documents (including the Company) entered into the Opinion Documents to which they are party with good faith, for the purpose of carrying out their business and without any intention to defraud or deprive of any legal benefit of any other parties (such as third parties and in particular creditors) or to circumvent any mandatory laws or regulations of any jurisdiction;

J.	that the Board Resolutions (i) are true records of the proceedings described therein and (ii) have not been amended, varied, revoked, declared null and void or superseded in any respect and are in full force and effect;

K.	that the Articles of Association have not been amended since the date mentioned in Section I;

L.	that the Excerpt is true, correct, complete and up to date in all respects;

M.	that no proceedings have been lodged or injunction granted or requested against the Company to restrain them from performing any of their respective obligations under the Opinion Documents;

N.	that the Company has a corporate interest in the signing of the Opinion Documents and it is in the best corporate interest (intérêt social) of the Company to enter into the contemplated transaction;

O.	that there are no other arrangements or agreements in existence between the parties to the Opinion Documents which in any way amend, add to or vary the terms of the Opinion Documents or the respective rights and interests of the parties thereto;

P.	that all matters (including without limitation the making of necessary filings and registrations) required in connection with the Opinion Documents to render them enforceable in all relevant jurisdictions (including in Luxembourg) have been duly complied with and that such compliance remains in full force and effect and will continue to be effective where required for the validity and enforceability, under such laws as applicable, of the Opinion Documents (or any document related thereto);

Q.	the appointment by the Company of a process agent as its authorised agent upon whom process may be served in any proceedings before the courts of New York arising out of or in relation to the Opinion Documents constitutes a valid and legally binding appointment under any applicable laws (other than Luxembourg law); and

R.	that there is no abuse of trust or abuse of corporate assets in connection with the Opinion Documents.

III.	Opinions:

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that insofar as Luxembourg Law is concerned as of the date hereof and without regard to any change in facts and circumstances which may occur subsequent to the issuance of this opinion:

A.	the Company is a public limited liability company (société anonyme) duly incorporated and validly existing under Luxembourg Law for an unlimited duration with corporate power and authority to own and operate its properties and to enter into and perform its obligations under each Opinion Document;

B.	the Company has the corporate power and authority under Luxembourg Law to enter into, execute and deliver each of the Opinion Documents and to perform its obligations thereunder; and

C.	each of the Opinion Documents and the Notes have been duly authorised, executed and delivered on behalf of the Company and, assuming receipt by the Company of payment of the issue price of such Notes, such Notes, when issued as provided in the Opinion Documents, will be legally issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to limitations by reason of bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally, and shall be entitled to the benefits of the Opinion Documents.

IV.	Qualifications:

This opinion is subject to the following qualifications:

A.	no opinion is given as to tax laws or regulations whatsoever in respect of the Company or the tax consequences of the transaction contemplated by the Opinion Documents (or any document in connection therewith);

B.	save for the opinion expressed under point C. of Section III. above, no opinion is given on the legal validity and the enforceability of the Opinion Documents;

C.	corporate documents (including but not limited to, a transfer of the registered office, a notice of a winding-up order or resolution, notice of the appointment of a receiver, director, manager, or administrative receiver, notice of the appointment or revocation of a director) may not be held at the Luxembourg Trade and Companies Register immediately and there may be a delay in the relevant notice appearing on the files of the relevant party. Consequently, any search conducted at the Luxembourg Trade and Companies Register can speak only as per the date it was carried out and not as per the date of this legal opinion;

D.	this opinion is subject to all limitations from the application of Luxembourg public policy rules and no opinion is expressed whatsoever on any bankruptcy (faillite), composition with creditors (concordat), suspension of payments (sursis de paiement), controlled management (gestion contrôlée), or the appointment of a temporary administrator (administrateur provisoire) and any similar Luxembourg or foreign proceedings affecting the capacity of the Luxembourg Company to validly enter into the Opinion Documents in respect of the Company or any other party to the Opinion Documents;

E.	any documents relating to the Company the publication of which is required by law will only be enforceable against third parties after they have been published in the official gazette (Mémorial C), except where such third parties have knowledge thereof. For the 15 days following the publication, such documents would not be enforceable against third parties who prove that it was impossible for them to have knowledge thereof;

F.	this legal opinion is as of this date and we undertake no obligation to update it or to advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion as to matters of fact. This legal opinion is strictly limited to its terms, the Opinion Documents and the Corporate Documents and does not relate to any extent to any other agreement or matter; and

G.	Luxembourg legal concepts are defined in their original French terms used in Luxembourg Law so that the legal concepts used in the Opinion Documents may not be identical to the Luxembourg legal concepts. Luxembourg Courts may require that decisions granted in other jurisdictions than the Grand-Duchy of Luxembourg or any document tabled as evidence before Luxembourg Courts be translated into French language.

This opinion shall be governed by Luxembourg Law. The Courts of Luxembourg shall have exclusive jurisdiction to settle any dispute among the parties hereto arising in connection with this opinion.

We hereby consent to the filing of this opinion with the Commission as an exhibit to Danaher’s Current Report on Form 8-K to be filed on or about 8 July 2015, which Form 8-K will be incorporated by reference into the Registration Statement and to the use of our name in the Preliminary Prospectus Supplement and Prospectus Supplement under the caption “Legal Matters.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion is issued by and signed on behalf of Luther S.A., admitted to practice in Luxembourg and registered on the List V of lawyers of the Luxembourg bar association.

Yours sincerely,

/s/ Luther S.A.
Luther S.A.
Represented by Laurent Massinon Partner, Avocat à la Cour